INVEST IN **SIEVE HEALTH**

Automate & Accelerate Clinical Research Operations through AI based Platform


SIEVE
Making Clinical Trials CONVENIENT

sievehealth.com/about Houston TX

Software | Healthcare and Pharmaceuticals | Clinical Research | Artifical Intelligence | Female Founders

LEAD INVESTOR



John Neal Clinical trials CEO, serial entrepreneur

Successful completion of clinical trials is the gateway for manufacturers of any new drug or device to obtain FDA approval to bring their product to market. The process of identifying and screening potential volunteers to participate in these trials is tedious, time consuming, and costly, as it is primarily a manual process. Use of AI is revolutionizing data analysis and decision making across every industry. Knowing the current processes and challenges related to the recruitment and screening processes for clinical trial, when I heard what Sieve is doing, I had to get involved.

Invested $1,000 this round

Highlights

1. The Clinical Trials Market is currently worth ~$47 billion, with 10% CAGR through 2026
2. 30% of Trial Budget is spent on Patient Recruitment yet >80% trials fail to meet recruitment target
3. Sieve relieves administrative bottleneck in trial recruitment by using AI enabled automation
4. Upfront visibility & automation reducing > 90% enrollment and > 25% trial timelines

5. Expand trial access to research naive community physicians (participation today ~ 5%-7%)
4. Upfront visibility & automation reducing > 90% enrollment and > 25% trial timelines

5. Expand trial access to research naive community physicians (participation today ~ 5%-7%)
6. Enhance diversity and decentralization in Clinical Trials
7. Successful commercial pilots completed with intent to continued paid use by the clients
8. Ongoing commercial collaboration with multiple research networks & healthcare groups

Our Team



Arti B   Co-Founder & CEO

Dentist/Clinical Researcher with 12+yrs of experience Exhibited success in: -structuring and implementing innovative solutions -operational execution of commercial and technology strategies -initiating & leading corporate growth initiatives

Dr Bhosale has firsthand experienced trial inefficiencies and delays through 12+ years industry experience. We all have loved ones who we have lost or know are suffering because advanced treatments were buried under administrative burden or delayed in development. Sieve aspires to eliminate these inefficiencies and accelerate medical advances.



Sameer Bhoite   Co-Founder & CTO

-Engineer | MS | MBA with 20+ yrs in Technology development & management -Leader of multi-disciplinary global technology teams -Serial entrepreneur -Exhibited success in corporate execution of commercial and technology strategies



John Neal   Strategic Advisor

-30+ yrs in Clinical Research -Founder-CEO of PCRS global site network -Former Chair-ACRP (Association of Clinical Research Professionals) -Former COO, CFO -Speaker | Mentor

---

Pitch



SIEVE
Making Clinical Trials CONVENIENT
© COPYRIGHT SIEVE LLC. ALL RIGHTS RESERVED



PASSIONATE TEAM + DOMAIN EXPERTISE
ARTI BHOSALE
Co-Founder/CEO
12+ yrs in Clinical Research
Dentist | MPH
CCRP-Certified Clinical Research Professional
Served in 3 healthcare systems (USA, India, Canada)
SAMEER BHOITE
Co-Founder/CTO
20+ yrs in Technology
Engineer | MS | MBA
Leader of multi-disciplinary global technology teams
Serial entrepreneur
JOHN NEAL
Strategic Advisor
30+ yrs in Clinical Research
Founder-CEO of PCRS global site network
Former Chair-ACRP (Association of Clinical Research Professionals)
Former COO, CFO
Speaker | Mentor
SUPPORTING TEAM
DEVELOPMENT TEAM OF 7

FOUNDERS JOURNEY

"Everyone, including us, has family, friends, colleagues or someone else we love who we have lost or know are suffering because a new or advanced treatment option was buried under administrative overload or delayed in development"-Sieve Founders



Arti has firsthand experiences and discussions with fellow industry professionals regarding issues plaguing the traditional clinical trial enrollment process. This led her to seek an innovative solution that addresses the problem at a fundamental level. When Arti discussed this problem and its root causes with Sameer, who has extensive technology background; they realized that today's advancements made in Artificial Intelligence could be leveraged for addressing the issue of low trial enrollments.

The discussions and research among the founders concluded that Natural Language Processing can be utilized to automate the manual trial enrollment processes allowing faster and efficient trial enrollments with reduced efforts.

FOUNDERS JOURNEY




FOUNDER 1 (Arti)
There is got to be an easier & faster way to do this !
Years of dealing with time and effort consuming MANUAL Clinical Trial Recruitment Process
Advanced Technology
There could be !
FOUNDER 2 (Sameer)
SIEVE

WHY THE NAME SIEVE



Reflects what is at the foundation of our solution & approach:

STREAMLINE THE CHAOS

MISSION

Sieve aspires to build a digitally equipped and interconnected research community....

....to break down operational hurdles that slow down....



....the ACCESS & EVOLUTION of medicine.



WHY

- Clinical trials are the process to develop new healthcare treatments.
- And they can also be a viable treatment option when the conventional care is not enough.

OUR FOCUS

- Optimize Clinical Trial Recruitments

PROBLEM & IMPACT

Adequate participation in clinical trials has been one of the longest-standing issues in the clinical research industry.

> 30% clinical trials close altogether due to lack of participation

(source: https://www.clinicalleader.com/doc/considerations-for-improving-patient-0001)

> 80% never enroll enough participants

(source: https://www.antidote.me/blog/medical-research-volunteers-clinical-trial-day-statistics)

$37K-8M companies could lose up to $ 37,000 to $ 8 Million every day due to trial delays

(source: https://www.openaccessjournals.com/articles/an-evidencebased-approach-to-conducting-clinical-trial-feasibility-assessments.pdf)

ROOT CAUSE

TO SOLVE A PROBLEM...LET'S UNDERSTAND IT'S CAUSE

In very recent years, we as an industry have started to realize that this long-standing industry problem needs to be addressed at grass root level. The solutions/approaches used until now are not enough to address the problem in a substantial manner. The volume of willing participants for clinical trials has not been the cause of lower trial enrollments. Thus, the current solutions which focus mainly on increasing number/volume of patients that might be suitable for trial participation are not enough.

It's the tremendous administrative burden added on overworked physicians and research team members by manual process required for trial matching and recruitment management which presents the biggest hurdle. Hence pioneering solutions like Sieve that provide relief from this redundant and manual process will enable providers and research sites to achieve their recruitment targets with ease.


This flourishes
When this is strong

Evolution of solutions for increasing trial recruitments → Add more sites ! → Add more sites + $$$ Marketing the trial ! → Direct to Patients → Why is this not working?!

#1 ROOT CAUSE (HUB Model)

~03% Providers & Patients
SUBSET of Providers & Population

~97% Providers & Patients
WILLING TO PARTICIPATE
Limited resources and support for trial execution

Many organizations are promoting participation from community providers but the burden of **FINDING SUITABLE PARTICIPANTS FOR TRIALS still mainly is a MANUAL PROCESS and falls on the healthcare providers & research teams**

#2 ROOT CAUSE **Administrative burden**

Clinical research sites & healthcare providers



SOLUTION

Sieve's proprietary platform offers end to end enrollment solution.

Sieve's AI system significantly reduces this administrative burden with automation and matches trials with patients in a fraction of the time needed to do this process manually. Sieve's proprietary algorithm utilizes Natural Language Processing technology to mimic the process of reviewing records manually.



The acceleration of the clinical trial matching process WITHOUT compromising match quality by using Sieve's validated algorithm and process could significantly accelerate study completion. This ultimately means developing the cutting edge treatments FASTER for those who need them the most.

SOLUTION

Sieve relieves the bottleneck of trial recruitments through...

AUTOMATION

Matches trials with patients in a fraction of the time needed to do this process manually


BIG DATA
ANALYTICS
SOLUTION

DECENTRALIZATION

Enables hub-and-spoke model by making it easier for community providers to participate in the trials





Clinical Trial Recruitment DOES NOT MEAN

"ONLY FIND THE POTENTIAL PATIENTS"

SIEVE armors Research sites, Healthcare Providers & Study sponsors with

End-to-End Clinical Trial Recruitment Solution

including but not limited to:

- Automated (AI/ML/NLP based) Recruitment & Digitized Management
- Data Analytics for: Study Feasibility, Site Selection, Study/Site Performance

VALUE

New Treatment Development Timeline ~11yrs

New drug/device Lab research | Clinical Trial | Regulatory Approval | Market Availability

Trial Matching/ Identifying participants

Trial Execution


~2yrs
~2yrs
~6yrs
~1yr
Traditional Process
~30% Trial Marketing
Matching of self-reported patient information with limited trial eligibility criteria
~70% Database search
Quering databases to shortlist potential patients
Review & match information in medical records with trial eligibility criteria
SIEVE reduces this period from
~2yrs <5days
©SIEVE LLC


FEEDBACK
What are INDUSTRY VETERANS saying about us
This is particularly interesting and exciting solution because if you got groups like me who want to go out in communities, set up sites and create a robust referral network this option helps me expand my reach dramatically and solve a lot of problems we currently have.
If I go down the street and get someone to agree to refer patients to me, someone still got to find those patients. And it's likely not going to be that doctor because there is a reason that they are not already doing the research because it's a pain and its lot of extra work. But now you got a process by which I go to that doctor and say here's 100 patients of yours that could benefit from this trial, lets offer that to them. This potentially could exponentially increase the number of patients we can reach and make site operations a lot more efficient. I love that it is very Site focused platform !
-Brad Hightower
Founder & CEO
Hightower Clinical-an Integrated Research Organization
Use of AI is revolutionizing data analysis and decision making across every industry. Knowing how manual the recruitment and screening process is to identify patients to participate in clinical trials, when I heard about what Sieve is doing, which will revolutionize patient recruitment, I had to get involved
-John Neal
Founder & CEO
PCRS Global Research Site Network
©SIEVE LLC


FEEDBACK
What are CUSTOMERS saying about us
By using Sieve we were able to identify suitable patients for our trial within days for which we would have spent at least 6-9 months researching the medical records. Sieve also helped us find those patients which we might have missed because of our limitation on database review due to limited time and resources.
-Sieve client
Clinical trial recruitment: It's not just finding the patients, its lot more complicated. What I like about Sieve's platform is that you are also providing a way for physicians who aren't directly involved in research, but they can start to contribute to research landscape. This increases the scope of participation
-Sieve client
Sieve is one of the most efficient solutions to increase and accelerate clinical trial recruitments and addresses one of the biggest study operations issues for research sites.
-Sieve client
We all are in industry to help get treatments to patients faster. Its not always clear that all the tech coming out is going to help get us there in that way. But what I love about Sieve is it is helping solve a very real and in-your-face problem. EMR systems are not that easy or intuitive to query for patient data for the research coordinators who does not have all the IT tools. Sieve's platform helps filter that information in a useful and meaningful way for the clinical team members.
-Sieve client
APPROVED
©SIEVE LLC


TRACTION
SIEVE has currently commercially partnered with multiple Clinical research sites and Independent physician groups and is in advanced discussions with various clinical research Industry partners to optimize their recruitment workflows. This could potentially enable Sieve to have access to approximately 3+ million patients.

CASE STUDY

By utilizing advanced technologies as tool, Sieve and its partner site were able to optimize trial recruitment operations to enhance trial success.

One of Sieve's partner independent research sites and affiliated healthcare providers were really happy with the results provided by Sieve.
Sieve's approach and solutions delivered on following KPOs for a partner selected clinical trial when compared to site's traditional processes:



ACCELERATE participant identification PROCESS	x 25
SHORTEN recruitment TIMELINE	x 02
INCREASE potential ENROLLMENTS	x 03

WHY ARE WE DIFFERENT

Sieve is a healthcare platform using technology as tool, NOT vice versa. The founders have fundamental understanding of the hurdles targeted by Sieve having experienced them firsthand and have innate drive and expertise to problem solve at core level for lasting success.

The competition is currently low as it is an emerging new approach in clinical research industry. However there is enough competition to validate the need and impact of such solution. And since it is a universal need of the industry there is an extended scope for growth.



Sieve does not just serve as a 3rd party technology vendor but rather joins forces with the groups that are executing the trials on the frontlines. Sieve's SaaS platform relieves one of the biggest and most critical bottlenecks of clinical trial execution by providing PROCESS ACCELERATION & OPTIMIZATION

FUNDING IMPACT

Capital raise will help us achieve following MILESTONES

- Client Support
- Accelerate Growth & Business Development
- Add more Advisory Board Members
- Core Team Growth to Support Expansion
- Enhance Current Features + Develop Pipeline




MARKET OPPORTUNITY
The Tip of the Iceberg
The Iceberg
The Ocean

SOM (Serviceable Obtainable Market)

Estimated Potential Market Share (over next 5yrs)

Since it is still early stages of company growth below numbers are purely projections with assumption that product/platform scales/grows per projection

5% = $180 Million

SAM (Serviceable Addressable Market)

North American Clinical Trials Market

$6.07 Billion (2020) → $12.0 Billion (2026)

30% OF TRIAL BUDGET = RECRUITMENTS

$1.8 Billion (2020) → $3.6Billion (2026)

TAM (Total Addressable Market)

Global Clinical Trials Market

$46.7 Billion (2020) → $83.5 Billion (2026)




$13.8 Billion
2020
$24.9 Billion
2026


AS AN EARLY INVESTOR YOU COULD:
Earn higher ROI (market trends predict potential for 10x growth*)
Contribute to landmark change shaping the future of clinical trials
Enable acceleration of new medical advancements
Help build an interconnected research community at forefront of change
JOIN US on our mission to:
ACCELERATE MEDICAL ADVANCES
MAKE ACCESS TO MEDICAL ADVANCES..EQUITABLE

Forward looking projections cannot be guaranteed.

Learn more about Sieve's cause & efforts through below podcast episodes featuring Arti where she offers insights into drive behind Sieve and its vision.

Episode #1: Note to File Podcast

https://www.notetofilepodcast.com/episodes/episode-44-arti-bhosale-sieve-health

Episode #2: The Huxley Morton Podcast

https://www.podbean.com/ew/pb-8dpxt-1221ffa

SIEVE

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